Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57683-13

Web site: www.langmichener.com

Direct Line: (604) 691-6834
Direct Fax Line: (604) 893-9616
E-Mail: klalani@lmls.com

December 16, 2008

VIA FAX AND EDGAR
MAIL STOP 3720

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-3720

Attention:	Attention: Mr. Larry Spirgel / Ms. Christy Adams, Division of Corporation Finance

Dear Sirs and Mesdames:

BARK GROUP INC. (the “Company”)
Form S-1 Registration Statement filed March 14, 2008, as amended (the "Form S-1/A")
SEC File No. 333-150526

Further to our recent discussion earlier today, we enclose the Company’s request for acceleration of the Form S-1/A registration to be effective 12:00 p.m. (EST) on Wednesday, December 17, 2008. We have included the “Tandy” language in the acceleration letter, as requested. Please advise if you require any additional information from the Company in connection with this acceleration request.

Yours truly,

/s/ Karim Lalani

Karim Lalani
for Lang Michener LLP

KZL/jl

Enclosure

cc:	Bark Group Inc.
Attention: Mr. Bent Helvang, Chairman